UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2, 2012

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXTRAORDINARY GENERAL MEETING RESULTS; CLOSING OF TRANSACTIONS CONTEMPLATED BY
THE SUBSCRIPTION AGREEMENT DATED MARCH 27, 2012

China Technology Development Group Corporation (Nasdaq: CTDC; “we” or the
“Company") today announced that an extraordinary general meeting of shareholders was held in Hong Kong on March 30, 2012 (the “EGM”) and the Company’s
shareholders have approved the Subscription Agreement, dated March 27, 2012 (the
“Subscription Agreement”), by and between Sinofield Group Limited (“Sinofield”)
and China Merchants New Energy Group Limited  and the transactions contemplated thereby.

Following the approval of shareholders at the EGM, the transactions contemplated by the Subscription Agreement were consummated on April 2, 2012. As a result,
China Merchants New Energy Group Limited became a 68.75% shareholder of
Sinofield.  The Company continues to own 31.25% of the total issued and outstanding share capital of Sinofield. In connection with the transaction,
China Technology New Energy Limited has become a wholly-owned subsidiary of
Sinofield. Pursuant to the Subscription Agreement, Sinofield will change its name into “China Merchants New Energy Holdings Limited”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: April 2, 2012	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer